UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 362nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 27, 2019

1. DATE, TIME AND PLACE: November 27, 2019, at 9:00 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer, was also present as Secretary of the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Meeting and Breno Rodrigo Pacheco de Oliveira, Secretary of the Meeting.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. Proposal for the sale of the Company's towers, with subsequent lease: Initially, the proposal for the sale of infrastructure assets owned by the Company was presented, comprising 1,909 (one thousand, nine hundred and nine) towers, together with the existing land leasing and sharing agreements, for Telxius Torres Brasil Ltda., indirectly controlled by Telefónica S.A., with subsequent permission for use of space (lease) by the Company ("Transaction").

The Transaction is based on the Company's strategy of focusing resources on its main business activity and was parameterized in: (i) previous transactions of the same nature between the Company and other companies in the market; (ii) Appraisal Report of the assets and agreement for the use of infrastructure, object of the Transaction, issued by a specialized and independent company; and (iii) Business Plan prepared internally showing that the Transaction is profitable for the Company.

After conducting internal analyzes and independent appraisals, and considering the conditions precedent to transactions already carried out by the Company, the total amount of R$ 641,000,000.00 (six hundred and forty-one million reais) was proposed for the disposal of the assets. It was also proposed the payment of a monthly amount for the use of infrastructures for a period of 10 (ten) years. The term for the use of infrastructures may be renewed for a further three (3) periods of five (5) years each upon express request of the Company.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 362nd MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 27, 2019

The conclusion and consummation of the Transaction are still subject to some suspensive conditions common to this type of Transaction, among which is the approval by the Conselho Administrativo de Defesa Econômica - CADE.

The Board of Directors, after evaluating, analyzing and discussing the subject, unanimously approved the proposal described above, authorizing the Board of Executive Officers to perform the necessary acts to carry out the business and to comply with the applicable corporate law, including the conclusion of the trading pursuant to the parameters indicated, as well as the execution and signature of the contracts.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, November 27, 2019. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 362nd meeting of the Board of Directors of Telefônica Brasil S.A., held on November 27, 2019, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 28, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director